UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Quintiles Transnational Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS 3i Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 9,758,385
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 9,758,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 74876Y101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS 3i U.S. Growth Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 9,758,385
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 9,758,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 74876Y101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS 3i US Growth Healthcare Fund 2008 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 5,205,610
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 5,205,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74876Y101	13G	Page 5 of 9 Pages
Item 1(a)	Name of Issuer:

Quintiles Transnational Holdings Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4820 Emperor Blvd.

Durham, North Carolina 27703

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons (together, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

•	3i Corporation

•	3i U.S. Growth Corporation

•	3i US Growth Healthcare Fund 2008 L.P.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is One Grand Central Place, 60 E. 42nd Street, Suite 4100 (@Vanderbilt), New York, New York 10165.

Item 2(c)	Citizenship:

•	3i Corporation: Massachusetts corporation

•	3i U.S. Growth Corporation: Delaware corporation

•	3i US Growth Healthcare Fund 2008 L.P.: Jersey limited partnership

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number.:

74876Y101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable

CUSIP No. 74876Y101	13G	Page 6 of 9 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

5,205,610 shares directly held by 3i US Growth Healthcare Fund 2008 L.P., 2,490,255 shares directly held by 3i U.S. Growth Partners L.P., 696,797 shares held directly by 3i Growth Capital (USA) M L.P., 1,052,164 shares directly held by 3i Growth Capital (USA) E L.P., 156,780 shares directly held by 3i Growth Capital (USA) D L.P. and 156,780 shares directly held by 3i Growth Capital (USA) P L.P. (together, the “3i Funds”). The general partner of each of the 3i Funds is 3i U.S. Growth Corporation. Investment and divestment decisions are made by the board of directors of 3i Corporation, which is the manager of each of the 3i Funds and an indirect wholly owned subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. As a result, 3i Corporation, as manager of each of the 3i Funds, and 3i U.S. Growth Corporation, as general partner of each of the 3i Funds, may be deemed to have voting and dispositive power with respect to the shares of common stock held by the 3i Funds.

(b) Percent of class:

7.9% with respect to 3i Corporation and 3i U.S. Growth Corporation; 4.2% with respect to 3i US Growth Healthcare Fund 2008 L.P.

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct to vote: 0

(ii)	shared power to vote or to direct to vote: 9,758,385 with respect to 3i Corporation and 3i U.S. Growth Corporation and 5,205,610 with respect to 3i US Growth Healthcare Fund 2008 L.P.

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 9,758,385 respect to 3i Corporation and 3i U.S. Growth Corporation and 3i U.S. Growth Corporation and 5,205,610 with respect to 3i US Growth Healthcare Fund 2008 L.P.

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 9,758,385 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 7.9% of the outstanding Common Stock as of date of the filing of this Schedule 13G. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 123,548,539 shares of Common Stock outstanding as of November 4, 2014, as reported on the Issuer’s Prospectus Supplement dated November 4, 2014. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

The Reporting Persons are party to a Shareholders Agreement, dated as of January 22, 2008 (as supplemented and amended, the “Shareholders Agreement”) with Dennis B. Gillings, Susan Gillings Gross, Gillings Family Limited Partnership, GFEG Limited Partnership, The Gillings Family Foundation, GF Investment Associates LP, TPG Quintiles Holdco, L.P., TPG Quintiles Holdco II, L.P., TPG Quintiles Holdco III, L.P. TPG Quintiles Holdco IV, L.P., Bain Capital Integral Investors 2008, L.P., BCIP TCV, LLC and BCIP Associates-G. The

CUSIP No. 74876Y101	13G	Page 7 of 9 Pages

Shareholders Agreement requires the shareholders party thereto to vote their shares of Common Stock for directors that are designated in accordance with the provisions set forth therein. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2014, based on publicly available information, such persons collectively own 52,622,962 shares of Common Stock, or 42.6% of the outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4(a) above.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

3i Corporation

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory

3i U.S. Growth Corporation

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory

3i US Growth Healthcare Fund 2008 L.P.

By:	3i Corporation
Its:	Manager

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2015

3i Corporation

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory

3i U.S. Growth Corporation

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory

3i US Growth Healthcare Fund 2008 L.P.

By:	3i Corporation
Its:	Manager

By:	/s/ Ken Hanau
Name: Ken Hanau
Title: Authorized Signatory